UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On December 17, 2025, Mr. Wanhong Tan tendered his resignation as the Chief Financial Officer of ABITS GROUP INC (the “Company”) due to his retirement, effective December 31, 2025. Mr. Tan’s resignation was not the result of any disagreements with the Company, its management or Board of Directors (the “Board”).

On December 24, 2025, the Board approved the appointment of Mr. Kai Zhang as the Company’s Chief Financial Officer, effective January 1, 2026.

Mr. Zhang has served as the Manager of the Finance Department of the Company since October 2023. In that role, he was primarily responsible for preparing financial statements and periodic reports of the Company and improving its financial reporting process. Prior to joining the Company, Mr. Zhang was an Analyst at the Securities and Options Trading Department of Founder Securities in Beijing, China, from June 2021 to October 2023. From June 2016 to March 2019, he was an Accountant with ENN GROUP’s affiliate, a A-share listed Chinese company traded on the Shanghai Stock Exchange. Mr. Zhang earned his Master’s degree in Applied Finance from The University of Queensland, Australia, and a Bachelor’s degree in Accounting from Xinxiang University, Henan, China.

EXHIBIT INDEX

Exhibit	Description
10.1	Employment Agreement between Kai Zhang and Abits Group Inc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: December 31, 2025	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer